SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2017.

Autonomous City of Buenos Aires, November 8, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref: Financial Statements as of 09/30/2017

Dear Sirs:

In order to fulfill the requirements of Article No. 64, section 2, of the Merval Listing Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on November 8, 2017, the condensed interim financial statements for the three-month period ended September 30, 2017. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	330
Attributable to minority interests	380

Total net income for the period	710

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	11,584
Attributable to minority interests	—

Total other comprehensive income for the period	11,584

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	11,914
Attributable to minority interests	380

Total comprehensive income for the period	12,294

4) Detail of Shareholders’ equity as of 09/30/2017 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed Capital	3,924
Adjustment to contributions	6,085
Shares in treasury	9
Adjustment to shares in treasury	16
Stock compensation plan	(8)
Acquisition cost of treasury shares	(94)
Share trading premium	(216)
Issuance premiums	640

Total shareholders’ contributions	10,356
Legal reserve	2,007
Reserve for future dividends	716
Reserve for future investments	—
Reserve for repurchase of own shares	100
Special reserve for initial setting IFRS	—
Other comprehensive income	117,113
Retained earning	330

Subtotal Shareholders’ equity	130,622

Minority interests	286

Total Shareholders’ equity	130,908

(1) Amounts in accordance with IFRS

Section a. Subsection 6)-Shares owned by the parent group:

As of September 30, 2017, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

Section a. Subsection 7)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group:

None.

Section a. Subsection 8) Parent shareholder of the company:

Federal Government—Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer